Andalay Solar, Inc.
2071 Ringwood Avenue, Unit C
San Jose, CA 95131
Phone: (408) 402-9400

January 24, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Request to Withdraw Registration Statement on Form S-1 (File No. 333-192539)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Andalay Solar, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its registration statement on Form S-1 (File No. 333-192539) together with all exhibits (the “Registration Statement”) initially filed with the SEC on November 26, 2013.

The Registrant is requesting to withdraw the Registration Statement because it plans to amend the Equity Purchase Agreement incorporated by reference as an exhibit to the Registration Statement. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the SEC in connection with the filing of the Registration Statement.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Leslie Marlow at (212) 907-6457.

Sincerely,

/s/ Margaret Randazzo
Margaret Randazzo
President and Chief Executive Officer